UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41559

Robo.ai Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Registrant’s Certifying Accountants

Robo.ai Inc., a Cayman Islands exempted company (the “Company”), announced the dismissal of Assentsure PAC (“Assentsure”), the Company’s independent registered public accounting firm, and appointment of Onestop Assurance PAC (“Onestop”) as the Company’s independent registered accounting firm for the fiscal year ending December 31, 2025, effective September 15, 2025. The appointment of Onestop and decision not to re-engage Assentsure have been approved by the audit committee and the board of directors of the Company.

Assentsure’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through September 15, 2025, (i) there were no disagreements as that term is defined in Item 16F(a)(1)(iv) of Form 20-F, between the Company and Assentsure on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which that, if not resolved to Assentsure’s satisfaction, would have caused Assentsure to make reference to the subject matter of any such disagreement in connection with its reports for such years and interim period, and (ii) there were no reportable events within the meaning of Item 16F(a)(1)(v) of Form 20-F.

The Company has provided a copy of the foregoing disclosures to Assentsure and requested that Assentsure furnish them with a letter addressed to the Securities and Exchange Commission stating whether Assentsure agrees with the above statements. A copy of Assentsure’s letter, dated September 24, 2025, is filed as Exhibit 16.1 to this Form 6-K.

During the Company’s fiscal years ended December 31, 2024 and December 31, 2023 and the subsequent interim period through September 15, 2025, neither the Company nor anyone on its behalf has consulted with Onestop regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Onestop concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement as that term is defined in Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event within the meaning of Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Number	Description of Exhibit

16.1	Letter of Assentsure PAC, dated September 24, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2025	Robo.ai Inc.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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